September 5, 2008

Mail Stop 4561

Mr. Rick Wall
The Castle Group, Inc.
500 Ala Moana Boulevard
3 Waterfront Plaza, Suite 555
Honolulu, HI 96813

> **Re:** **The Castle Group, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Form 10-Q for the quarter ended March 31, 2008**
> **Filed 4/15/08**
> **File No. 000-23338**

Dear Mr. Wall:

We have reviewed your response letter dated August 26, 2008 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission**.**

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2007

Note 1. Summary of Significant Accounting Policies, page 35

Income Recognition, page 37

1.   In future filings please disclose your arrangement with the owner of the rental unit whereby you either pay a fixed amount of rent or a percentage of the gross room revenues generated by the rental unit. Also, please disclose that the Company only records the difference between the gross room rental and the payments made to the unit owners as Revenue Attributed from Properties.

Item 8A(T). Controls and Procedures

2.   We note your response to comment 5 and await the filing of an amended Form
        10-KSB for the year ended December 31, 2007 which includes management's
        report on internal control over financial reporting. In our previous comment we
        asked you to consider whether management's failure to perform or complete its
        report on internal control over financial reporting impacts its conclusions
        regarding the effectiveness of your disclosure controls and procedures. In
        addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you
        can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file
        management's report on Internal Control over Financial Reporting rendered your annual
        report materially deficient and also rendered the company not timely or current in its
        Exchange Act Reporting. In light of these facts, please explain how you could conclude
        that disclosure controls and procedures were effective. Alternatively, please further
        amend the 10-KSB to disclose management's revised conclusion on the effectiveness of
        your disclosure controls and procedures, i.e., that DC&P were not effective as of the end
        of the fiscal year.

                                        *   *   *   *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief